SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 6)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           July 31, 2003
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    184,688 (See Item 5)


8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

    184,688 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    184,688 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.6% (See Item 5)


14. TYPE OF REPORTING PERSON IA




This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on April 18, 2002, Amendment No. 2 thereto, filed on June 27, 2002, Amendment No. 3 thereto, filed July 30, 2002, Amendment No. 4 thereto, filed September 19, 2002 and Amendment No. 5 thereto, filed April 29, 2003 with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 5 of the Schedule 13D are hereby amended in their entirety as follows:

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

FMA has, on behalf of its advisory clients, submitted a proposal to the Company for inclusion in the Company's proxy statement for the next meeting of stockholders. The proposal and a supporting statement is included in FMA's letter to the Company dated July 31, 2003, a copy of which is attached as Exhibit G and is incorporated herein.

FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMA may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMA nor any executive officer or director of FMA, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 184,688 shares of the Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 184,688 shares, representing approximately 9.6% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) FMA engaged in the following transactions in the shares of the Common Stock within the past sixty days: a sale of 69 shares at $339.07 per share on July 28, 2003.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 7 is amended by adding the following:

Item 7. Materials to be filed as Exhibits

Exhibit G: July 31, 2003 from Franklin Mutual Advisers, LLC to John E. Simmons




After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


August 1, 2003


Franklin Mutual Advisers, LLC


By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary


EXHIBIT G
[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]


July 31, 2003
BY OVERNIGHT EXPRESS DELIVERY
   (via fax to 310.320.2436)

John E. Simmons
Secretary and Treasurer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
ph: 310.787.5200
Dear Mr. Simmons:
We, Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc., are the record owners of shares of Farmer Bros. Co. (the "Company") having a market value of more than $2,000, and have been record owners continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the attached proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative. Please let us know, at the mailing address shown on this letterhead, if you require any additional information.
Very truly yours,
                               MUTUAL BEACON FUND
                             MUTUAL DISCOVERY FUND
By: FRANKLIN MUTUAL ADVISERS, LLC




---------------------------------------
Name:  David Winters
Title: President, CEO & CIO
Ph:       973.912.2177


PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that it is not proper for Farmer Bros. Co. (the "Company") to indemnify the current and former directors named below against expenses, judgments, fines, settlements and other amounts incurred in connection with any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, concerning violations of law or breaches of duty during the period from July 2002 until the date of this resolution relating to (a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all of the Company's shareholders, because these directors did not meet the applicable standards of conduct established by the California Corporations Code and the Company's
Bylaws:

John M. Anglin,
Guenter W. Berger,
Lewis A. Coffman,
Roy E. Farmer,
Roy F. Farmer,
Thomas A. Maloof,
John H. Merrell, and
John Samore, Jr.

SUPPORTING STATEMENT

As shareholders, we have the right under Section 317(e)(3) of the California Corporations Code ("CCC") to decide, in the absence of a court decision, whether our Company's funds should be used to indemnify directors for their litigation expenses. (Shares owned by the directors to be indemnified are not entitled to vote on this resolution.)

This resolution gives you, the shareholders, the ability to exercise that right. Without this resolution, the directors themselves could choose lawyers (and pay them with your Company's funds) to determine whether the Company should indemnify the directors.

Adopting this resolution will not be unfair to any director who can establish that he actually deserves indemnification. The directors will still have the right to be fully indemnified under CCC317(d) if they succeed on the merits in defense of any claim, or under CCC317(e)(4) if a court determines that the director met the applicable standards of conduct.

The CCC defines the standards of conduct as requiring directors to act in good faith and, under CCC317(b), in the best interests of the Company, or under CCC317(c), in the best interests of the Company and its shareholders. And both CCC204 and Article VI, Section 2(b) of the Company's Bylaws specifically prohibit indemnification of directors for "acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of duty to the Company or its shareholders."

You can decide for yourself, based on the information available to you, whether or not you believe these directors who accepted a fiduciary duty to protect the interests of ALL shareholders have always acted in the best interests of those of us who have a right to rely upon them. If you believe they haven't, you should vote for this resolution and prevent them from being able to use your money to pay their costs of claims unless a court decides they have a right to it.